

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2013

Via E-mail
Ashish Pandey
Chief Executive Officer
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

> **Re: Altisource Residential Corporation**
> **Registration Statement on Form S-11**
> **Filed July 26, 2013**
> **File No. 333-190205**

Dear Mr. Pandey:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In your next amended filing, please identify the lead underwriter or provide us with a full explanation of why the information cannot be included. Please note that, based upon the facts of your response, we may defer further review of the filing. To the extent applicable, also revise your disclosure in the underwriting section, starting on page 128, to identify each underwriter which has a material relationship with you and state the nature of the relationship.

2.   Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

3.   We note that you have not provided the interactive data required by Item 601(b)(101) of Regulation S-K. Please provide the interactive data when you include the pricing information.

Signatures, page II-4

4.   Please revise to include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signatures page on Form S-11.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen Gray,
       General Counsel
       Jennifer A. Bensch, Esq.,
       Weil, Gotshal & Manges LLP